American Independence Fusion Fund
Vote Tabulation Summary
Record Date - June 30, 2011
Meeting Date - August 5, 2011

Proposal 1 - Approval of a new investment Sub-Advisory agreement between American Independence Financial Services,
LLC and Eddystone Capital LLC on behalf of American
Independence Fusion Fund.


Record Date Shares / Shares Voted
     296,336 	      270,908

In Favor/ Against/ Abstained/ % Voted
270,908     -         -       91.42%